Managed Portfolio Series
c/o U.S. Bank Global Fund Services
615 East Michigan Street
Milwaukee, Wisconsin 53202

September 20, 2022

VIA EDGAR SUBMISSION – FORM DEL AM

Ms. Mindy Rotter and Ms. Rebecca Marquigny
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Delaying Amendment for CornerCap Small-Cap Value Fund (“Target Fund”) and
CornerCap Small-Cap Value Fund (“Acquiring Fund”)
Registration Statement on Form N-14 (File No. 333-267072)

Dear Ms. Rotter and Ms. Marquigny:

Pursuant to Rule 473 under the Securities Act of 1933 (the “Securities Act”), as amended, on behalf of Managed Portfolio Series (the “Registrant”), we hereby file a delaying amendment with respect to the Registrant's Registration Statement on Form N-14 (the "Registration Statement") (File No. 333-267072) relating to the reorganization of the Target Fund, a series of CornerCap Group of Funds, with and into the corresponding Acquiring Fund, a series of the Registrant. The Registration Statement was filed with the U.S. Securities and Exchange Commission (the "Commission") on August 25, 2022 (Accession No. 0000894189-22-006235) and was scheduled to go effective September 24, 2022, pursuant to Rule 488 under the Securities Act.

The Registrant hereby amends the Registration Statement to delay its effective date until the Registrant shall file a further amendment that specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

Pursuant to the requirements of the Securities Act and Rule 473 thereunder, this delaying amendment has been signed on behalf of the Registrant, in the City of Milwaukee and the State of Wisconsin on the 20th day of September 2022.

No fees are required in connection with this filing. If you have any questions or comments in connection with this delaying amendment, please contact John Hadermayer at (414) 721-8328.

Sincerely yours,

/s/ Brian R. Wiedmeyer
Brian R. Wiedmeyer
President
Managed Portfolio Series